FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F  __X__    Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)
                         Yes ____    No  __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement of tariff adjustments, made on June 17, 2004, in English by Huaneng Power International Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                       HUANENG POWER INTERNATIONAL, INC.
            (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)

                               (Stock Code: 902)

                             ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced the adjustments of tariffs of some of its power plants. According to documents issued by the National Development and Reform Commission, the on-grid tariffs (including VAT) of some of Company's power plants are to be adjusted as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                    Number of
                                                    Utilisation Hours    Tariff Adjustments
                         Approved Tariff            Corresponding to     for Excessive
Power Plant              Adjustments                Approved Tariff      Generation               Effective Date
-----------------------------------------------------------------------------------------------------------------------
Fuzhou Power Plant       Adjusted from              Save for the agreed generation, all           15th June 2004
                         RMB372/MWh to              generation to be charged in accordance
                         RMB372.5/MWh               with approved tariff.
-----------------------------------------------------------------------------------------------------------------------
Shang'an Power Plant     Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB341/MWh to RMB324/MWh   5,000 hours to       RMB194/MWh to
                                                    5,500 hours          RMB196/MWh
-----------------------------------------------------------------------------------------------------------------------
Shidongkou First         Adjusted from              Adjusted from        Adjusted from            15th June 2004
   Power Plant           RMB266.5/MWh to            4,800 hours to       RMB224/MWh to
                         RMB281/MWh                 5,500 hours          RMB260/MWh
-----------------------------------------------------------------------------------------------------------------------
Shidongkou Second        Adjusted from              Adjusted from        Adjusted from            15th June 2004
   Power Plant           RMB375.8/MWh to            4,900 hours to       RMB224/MWh to
                         RMB374/MWh                 5,500 hours          RMB260/MWh
-----------------------------------------------------------------------------------------------------------------------
Dezhou Power Plant       Generating units 1 to 4    5,500 hours          Adjusted from            15th June 2004
                         adjusted from                                   RMB200/MWh to
                         RMB352.50/MWh to                                RMB260/MWh
                         RMB354/MWh; Generating
                         units 5 and 6 adjusted
                         from RMB320/MWh to
                         RMB321.50/MWh
-----------------------------------------------------------------------------------------------------------------------
Jining Power Plant       Generating units 1 to 4    5,500 hours          Adjusted from            15th June 2004
                         adjusted from                                   RMB200/MWh to
                         RMB280.76/MWh to                                RMB260/MWh
                         RMB282.26/MWh;
                         Generating units 5 and
                         6 adjusted from
                         RMB320/MWh to
                         RMB321.50/MWh
-----------------------------------------------------------------------------------------------------------------------
Weihai Power Plant       Adjusted from              5,500 hours          Adjusted from            15th June 2004
                         RMB395.5/MWh to                                 RMB200/MWh to
                         RMB397/MWh                                      RMB260/MWh
-----------------------------------------------------------------------------------------------------------------------
Xindian Power Plant      Adjusted from RMB          5,500 hours          Adjusted from            15th June 2004
                         320/MWh to RMB321.5/MWh                         RMB200/MWh to
                                                                         RMB260/MWh
-----------------------------------------------------------------------------------------------------------------------
Shantou Coal-fired       Adjusted from              All generation to be charged in accordance    15th June 2004
   Power Plant           RMB443.41/MWh to           with approved tariff.
                         RMB449.41/MWh
-----------------------------------------------------------------------------------------------------------------------
Nantong Power Plant      Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB341/MWh to RMB338/MWh   4,864 hours to       RMB240/MWh to
                                                    5,500 hours          RMB280/MWh
-----------------------------------------------------------------------------------------------------------------------
Nanjing Power Plant      Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB341/MWh to RMB338/MWh   4,864 hours to       RMB240/MWh to
                                                    5,500 hours          RMB280/MWh
-----------------------------------------------------------------------------------------------------------------------
Taicang Power Plant      Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB372/MWh to              4,937 hours to       RMB240/MWh to
                         RMB365/MWh                 5,500 hours          RMB280/MWh
-----------------------------------------------------------------------------------------------------------------------
Huaiyin Power Plant      Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB350/MWh to RMB344/MWh   4,749 hours to       RMB240/MWh to
                                                    5,500 hours          RMB280/MWh
-----------------------------------------------------------------------------------------------------------------------
Changxing Power Plant    Adjusted from              Adjusted from        Adjusted from            15th June 2004
                         RMB339.16/MWh to           6,000 hours to       RMB261/MWh to
                         RMB371/MWh                 5,500 hours          RMB328/MWh
-----------------------------------------------------------------------------------------------------------------------
Yushe Power Plant        Generating units 1 and     5,500 hours          Adjusted from            15th June 2004
                         2 remaining unchanged                           RMB164/MWh to
                         (i.e. RMB308/MWh);                              RMB196/MWh
                         Phase Two new
                         generating units 3 and
                         4 to be fixed at
                         RMB250/MWh
-----------------------------------------------------------------------------------------------------------------------

The adjustments of tariffs will result in an increase of overall average settled tariff, and lead to certain increase of the annual income, of the Company.

                                                          By Order of the Board
                                                                     Huang Long
                                                              Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                           Gao Zongze
(Non-executive director)                              (Independent director)
Wang Xiaosong                                         Zheng Jianchao
(Non-executive director)                              (Independent director)
Ye Daji                                               Qian Zhongwei
(Non-executive director)                              (Independent director)
Huang Jinkai                                          Xia Donglin
(Non-executive director)                              (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)


Beijing, the PRC
17th June, 2004

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ------------------------------
                              Name: Wang Xiaosong
                              Title: Vice Chairman


Date:     June 17, 2004